EXHIBIT 3

PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

October 14, 2014

EMAIL AND OVERNIGHT DELIVERY

Mr. Gary Nalbandian, Chairman, CEO and President
Metro Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111-0999

Dear Gary:

Thank you for taking the time to have a call with John Palmer and me this morning. As we discussed, PL Capital is disappointed that you and the board of directors did not reach out to PL Capital, or by your own admission, any other shareholders, before you appointed three new directors. It would have been appropriate for you and the board to give PL Capital or other interested parties a chance to suggest qualified nominees for those seats.

We were also disappointed to read in today's press release from Metro Bancorp (the "Company") that the board and management team have decided to continue on with the Company's existing business model and to remain independent. We think that is the wrong decision, for all of the reasons outlined in my letter to you dated June 18, 2014.

For these reasons, the Company will shortly receive from PL Capital materials relating to our intent to nominate one or more candidates for election to the board of directors of the Company at the 2015 Annual Meeting of Shareholders. We look forward to making our case to shareholders and letting them decide which strategic vision they want the board to pursue.

Sincerely,

Richard Lashley

Richard Lashley, Principal